FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                  For the month of April 2004 (April 29, 2004)

                          THE NEWS CORPORATION LIMITED
--------------------------------------------------------------------------------
                              (Name of Registrant)



             2 Holt Street, Sydney, New South Wales, 2010, Australia
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                     Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                     Yes                                No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                     Yes                                No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes                                No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto as Exhibit A is an announcement by The News Corporation Limited released to the Australian Stock Exchange ("ASX") on April 27, 2004.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               THE NEWS CORPORATION LIMITED



Date:    April 29, 2004                        By:      /s/ Arthur M. Siskind
                                                        ------------------------
                                                        Arthur M. Siskind
                                                        Director


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                                  EXHIBIT INDEX
                                  -------------


Exhibit                                                   Page No. in Sequential
-------                                                   Numbering System
                                                          ----------------

A.       Announcement by The News Corporation
         Limited released to ASX on April 27, 2004.       6


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                                                               EXHIBIT A



Shareholding and Cost Basis Allocation Information for U.S. Taxpayers Resulting
           from the Hughes Split-off and News Corporation Transaction

The following information is provided to assist you in:

     -- Determining your holdings of Hughes Electronics Corporation common stock (HS) and News Corporation Preferred ADSs (NWS.A) after the completion of the split-off of Hughes from General Motors Corporation and the subsequent transactions with News Corporation (collectively the "transactions"),

     -- Calculating your gain or loss for U.S. federal income tax purposes that resulted from the transactions, and

     -- Determining your tax basis in your Hughes common stock and your News Corporation Preferred ADSs for U.S. federal income tax purposes.

Upon the split-off of Hughes Electronics Corporation from General Motors Corporation and the merger of Hughes with a wholly owned subsidiary of News Corporation on December 22, 2003, the former shareholders of GM Class H common stock received .82322 shares of Hughes common stock and .09207 News Corporation Preferred ADSs (each of which represent s four News Corporation preferred limited voting ordinary shares) for each share of GM Class H common stock held immediately prior to the closing of the transactions. Such holders also may have received an amount of cash instead of a fractional share of Hughes common stock or a fractional NWS.A share.

GM obtained a ruling from the Internal Revenue Service to the effect that the split-off of Hughes from GM was tax- free for federal income tax purposes and that, accordingly, a holder of GM Class H common stock recognized no gain or loss on the receipt of a share of Hughes common stock and has a tax basis in its Hughes common stock that is equal to the tax basis in the shares of GM Class H common stock exchanged.

The U.S. federal income tax impact of the exchange of a portion of your Hughes common stock for News Corporation Preferred ADSs (and the receipt of cash instead of fractional shares) will depend on whether you made a valid share identification election prior to the closing of the transactions and on your tax basis in your Hughes common stock.

Generally, you will be treated as exchanging a portion of each of your shares of Hughes common stock in exchange for News Corporation Preferred ADSs in a taxable transaction. That is, you will be treated as having sold 17.678% of each of your shares of Hughes common stock for .09207 News Corporation Preferred ADSs. You also will be treated as having sold for cash any fractional share of Hughes common stock or News Corporation Preferred ADSs that you otherwise would have received. You will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the News Corporation Preferred ADSs you received in the transactions plus any cash that you received in lieu of fractional shares and (ii) the tax basis in the portion of the Hughes common stock that you are treated as having sold (including the tax basis in any fractional shares that you otherwise would have retained). Your basis in the News Corporation Preferred ADSs that you received will be equal to the fair market value of such shares at the time the transactions closed. Your basis in the portion of the shares of Hughes common stock retained will remain the same.

The foregoing assumes that you did not make a valid share identification election prior to the closing of the transactions. The following example is provided to assist you in performing the calculations. However, you should consult your tax advisor to determine the U.S. federal income tax consequences to you, as well as any other consequences under other U.S., state, local, and foreign tax laws. To determine the amount of gain or loss that must be recognized in the merger, the example uses the December 22, 2003 volume weighted average price of News Corporation Preferred ADSs ($29.01) on the NYSE and cash received on any fractional shares of HS and NWS.A (approximately $16.25 and $28.97 per share respectively based upon the actual proceeds from the sale of cumulative fractional shares). In addition, the example assumes that a stockholder owns 100 GMH shares before the transactions with a cost basis of $10 per share. The example does not address the situation of multiple blocks of GMH shares with differing tax bases. The percentages shown in the example have been rounded from those used in the actual calculations.

                         Split-off and Exchange Example
                         ------------------------------

Part 1 - Calculation of what the shareholder received for his/her original 100
--------------------------------------------------------------------------------
GMH shares.
-----------

Split-Off of Hughes Electronics from GM (Step 1):
-------------------------------------------------

        GMH shares are exchanged 1 for 1 for HS shares:
                100 shares of GMH are exchanged for 100 shares of HS

Exchange of 17.678% of HS shares for NWS.A Shares at the predetermined exchange
--------------------------------------------------------------------------------
ratio of .52083 shares of NWS.A for each HS share exchanged (Step 2):
---------------------------------------------------------------------

        Calculation of NWS.A shares received for 17.678% of HS shares:
                100 shares X .17678 X .52083 = 9.207 or 9 shares of NWSA plus
                Cash for fractional shares = .207 X $28.97 = $6.01

        Remaining HS Shares and Cash:
                100 shares X .82322 = 82.322 or 82 shares of HS plus
                Cash for fractional shares = .322 X $16.25 = $5.23

Part 2 - Information Regarding how to Determine Tax Basis for Federal Income Tax
--------------------------------------------------------------------------------
Purposes and Associated Taxable Gain or Loss
--------------------------------------------

    You should consult your tax advisor as to the particular consequences to you of the transactions under U.S. federal, state, local and foreign tax laws.

    Initial Tax Basis of Shares                 Total Gains/(Losses)
   Before Split-Off and Exchange
                                      Proceeds       Shares  Basis/Sh*  Total
     Shares  Basis/Sh     Total       -----------------------------------------
   ------------------------------     NWS.A             9    $  29.01  $ 261.09
GMH   100   $  10.00  $  1,000.00     Cash                             $  11.24
                      -----------                                      --------
                                                                       $ 272.33
     Step 1 - Split Off               Less Basis
                                      in HS exchanged   18   $  10.00  $(180.00)
      Basis of Shares                 ---------------                  --------
After Split-Off and Before Exchange   Gain/(Loss)                      $  92.33

     Shares  Basis/Sh     Total
   ------------------------------
HS    100   $  10.00  $  1,000.00
                      -----------                    Summary
                                                     -------
                                      Tax basis of remaining HS shares  $ 820.00
                                      Tax basis of NWS.A shares         $ 261.09
                                      Cash Received                     $  11.24
                                      Taxable Gain/(Loss)               $  92.33

           Step 2 - Exchange
            Basis of Shares
     After Split-Off and Exchange

               Shares  Basis/Sh*    Total
             ------------------------------
Remaining
HS              82    $   10.00  $   820.00

NWS.A           9     $   29.01  $   261.09

                                 $ 1,081.09
                                 ----------

      Cash for Fractional Shares

             Fraction Price+     Cash Paid
             ------------------------------
HS              0.322 $   16.25  $     5.23

NWS.A           0.207 $   28.97  $     6.01

                                 $    11.24
                                 ----------

* $29.01 share price is the volume weighted average price of NWS.A on 12/22/03

+ approximate share prices received for fractional shares based upon the actual proceeds from the sale of cumulative fractional shares

The examples in these materials are based on the assumptions stated and are for illustrative purposes only. These materials are not intended as tax advice and you should consult your professional tax advisor if you have any questions regarding the calculation of the basis of any HS or NWS.A shares that you own.